March 25, 2025

Mr. Barry Hytinen
Executive Vice President and Chief Financial Officer
IRON MOUNTAIN INC
85 New Hampshire Avenue, Suite 150
Portsmouth, New Hampshire 03801

       Re: IRON MOUNTAIN INC
           Form 10-K for the Year Ended December 31, 2024 Filed February 14,
2025
           File No. 001-13045
Dear Mr. Barry Hytinen:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024 Filed February 14, 2025 Notes to Consolidated Financial Statements
11. Segment Information, page 118

1.     We note your chief operating decision maker (CODM) uses Adjusted EBITDA as the
       basis for evaluating the performance and allocating resources to operating segments.
       We also note your footnote 1 on page 119, that    Other Reportable
Segment Expenses
       primarily relates to Cost of sales (excluding depreciation and amortization) and
       Selling, general and administrative expenses for the respective reportable segment.
       We also note your disclosure on page 118 that    [o]ther significant
expenses regularly
       provided to the CODM include total Restructuring and other transformation costs
       Please tell us whether    Other Reportable Segment Expenses
represents other
       segment items disclosed pursuant to ASC 280-10-50-26B and 50-26C, and if so, how the Company has explained the nature of the expense information the CODM uses to manage operations as required by ASC 280-10-50-26C. See also ASC
280-10-55-
       15G.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 March 25, 2025
Page 2

of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:    Keely Stewart